SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
 ----------------------------------------------------------------------------

                                  FORM 11-K

                   Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934

 ----------------------------------------------------------------------------

                ( X ) Annual report pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934.

                 For the fiscal year ended December 31, 1998.


                                      OR


               ( ) Transition report pursuant to Section 15(d)
                   of the Securities Exchange Act of 1934.

                          For the transition period
                          from _________________ to
                               ________________.

                Commission file number of the issuer: 1-09804


                            PULTE HOME CORPORATION
                           INVESTMENT SAVINGS PLUS
                             (Full title of plan)


                            PULTE CORPORATION
                        33 Bloomfield Hills Parkway
                                 Suite 200
                    Bloomfield Hills, Michigan 48304-2946
                      (Name of the issuer and address of
                       its principal executive office)








Required Information

Item 4.   Financial Statements and Supplemental Schedules for the Plan

The Pulte Home Corporation Investment Savings Plus (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedules have been examined by Ernst & Young LLP, Independent Auditors, and their report is included herein.

Exhibits

23 Consent of Independent Auditors, Ernst & Young LLP






                            Pulte Home Corporation
                           Investment Savings Plus

                      Financial Statements and Schedules

                    Years ended December 31, 1998 and 1997





                              Table of Contents


Report of Independent Auditors.........................................  4

Financial Statements

Statements of Assets Available for Plan Benefits.......................  5
Statements of Changes in Assets Available for Plan Benefits............  7
Notes to Financial Statements.......................................... 11

Schedules

Item 27(a)-Schedule of Assets Held for Investment Purposes............. 16
Item 27(d)-Schedule of Reportable Transactions......................... 18

Signatures ............................................................ 19

Exhibits

Consents of Independent Auditor........................................ 21





                        Report of Independent Auditors

Board of Directors
Pulte Home Corporation Investment
    Savings Plus

We have audited the accompanying statements of assets available for plan benefits of Pulte Home Corporation Investment Savings Plus (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of Pulte Home Corporation Investment Savings Plus at December 31, 1998 and 1997, and the changes in its assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   /s/ ERNST & YOUNG LLP


Detroit, Michigan
June 9, 1999









                            Pulte Home Corporation
                           Investment Savings Plus

   Statements of Assets Available for Plan Benefits, with Fund Information

                              December 31, 1998


                                                                    Fund Information
                                         -------------------------------------------------------------------
                                                        Yield
                                                       Enhanced
                                                      Short-Term      Vanguard    State Street    Vanguard
                                                      Investment     Wellington   Stable Value  Institutional
                                            Cash         Fund           Fund          Fund       Index Fund
                                         -------------------------------------------------------------------
Assets
   Investments, at fair value (Note 2)   $    70,565   $ 3,467,986   $22,095,257   $11,950,195   $25,463,950

   Receivables:
   Employer contributions ............                      84,682       408,191       176,421       511,355
   Interest and dividends ............                      15,393
                                         -----------   -----------   -----------   -----------   -----------
                                                           100,075       408,191       176,421       511,355
                                         -----------   -----------   -----------   -----------   -----------
Assets available for plan benefits ...   $    70,565   $ 3,568,061   $22,503,448   $12,126,616   $25,975,305
                                         ===========   ===========   ===========   ===========   ===========
                                                                    Fund Information
                                         -----------------------------------------------------------------------
                                                         Seligman
                                                           Small
                                            Putnam     Capitalization     Pulte        Templeton
                                            Voyager         Value         Stock         Foreign     Participant
                                             Fund           Fund          Fund            Fund          Loans         Total
                                         ----------------------------------------------------------------------------------------
Assets
   Investments, at fair value (Note 2)   $ 25,943,051   $    295,644   $  1,514,976   $  5,098,906   $  3,227,268   $ 99,127,798

   Receivables:
   Employer contributions ............        532,412         17,455         48,605        146,314                     1,925,435
   Interest and dividends ............                                        1,740                                       17,133
                                         ------------   ------------   ------------   ------------   ------------   ------------
                                              532,412         17,455         50,345        146,314                     1,942,568
                                         ------------   ------------   ------------   ------------   ------------   ------------
Assets available for plan benefits ...   $ 26,475,463   $    313,099   $  1,565,321   $  5,245,220   $  3,227,268   $101,070,366
                                         ============   ============   ============   ============   ============   ============


See accompanying notes.





                            Pulte Home Corporation
                           Investment Savings Plus

   Statements of Assets Available for Plan Benefits, with Fund Information

                              December 31, 1997


                                                                  Fund Information
                                         --------------------------------------------------------------------
                                                         Yield
                                                       Enhanced
                                                       Short-Term     Vanguard    State Street    Vanguard
                                                       Investment    Wellington   Stable Value  Institutional
                                            Cash          Fund          Fund          Fund       Index Fund
                                         --------------------------------------------------------------------
Assets
   Investments, at fair value (Note 2)   $    27,630   $ 3,866,219   $20,373,140   $11,698,347   $19,130,235

   Receivables:
   Employer contributions ............                     111,808       476,682       212,094       529,864
   Interest and dividends ............           483        17,539
                                         -----------   -----------   -----------   -----------   -----------
                                                 483       129,347       476,682       212,094       529,864
                                         -----------   -----------   -----------   -----------   -----------
Assets available for plan benefits ...   $    28,113   $ 3,995,566   $20,849,822   $11,910,441   $19,660,099
                                         ===========   ===========   ===========   ===========   ===========
                                                    Fund Information
                                         ---------------------------------------
                                           Putnam      Templeton
                                           Voyager      Foreign     Participant
                                            Fund         Fund          Loans         Total
                                         -----------------------------------------------------
Assets
   Investments, at fair value (Note 2)   $23,858,317   $ 7,704,629   $ 3,687,455   $90,345,972

   Receivables:
   Employer contributions ............       671,137       223,013                   2,224,598
   Interest and dividends ............                                                  18,022
                                         -----------   -----------   -----------   -----------
                                             671,137       223,013                   2,242,620
                                         -----------   -----------   -----------   -----------
Assets available for plan benefits ...   $24,529,454   $ 7,927,642   $ 3,687,455   $92,588,592
                                         ===========   ===========   ===========   ===========

See accompanying notes.





                            Pulte Home Corporation
                           Investment Savings Plus

         Statements of Changes in Assets Available for Plan Benefits,
                            with Fund Information

                         Year ended December 31, 1998

                                                                  Fund Information
                                      ----------------------------------------------------------------------------
                                                         Yield
                                                        Enhanced
                                                       Short-Term      Vanguard       State Street     Vanguard
                                                       Investment     Wellington      Stable Value   Institutional
                                           Cash           Fund           Fund             Fund         Index Fund
                                      ----------------------------------------------------------------------------
Additions to assets attributed to:
   Contributions:
    Employees (Note 1) ............   $      3,119    $    301,984    $  2,030,865    $    750,995    $  2,691,645
    Employer ......................         (5,315)         84,682         410,594         176,907         512,530
                                      ------------    ------------    ------------    ------------    ------------
                                            (2,196)        386,666       2,441,459         927,902       3,204,175

Loan repayments and interest income
   on participant loans ...........        (63,191)         61,174         318,027         174,730         366,797

Investment income:
   Dividends ......................                         15,394         787,482                         320,067
   Interest .......................          6,858         187,249
   Net realized and unrealized
      appreciation
      in fair value of investments                                       1,730,473         728,785       5,351,418
                                      ------------    ------------    ------------    ------------    ------------
                                             6,858         202,643       2,517,955         728,785       5,671,485
                                      ------------    ------------    ------------    ------------    ------------
Total additions ...................        (58,529)        650,483       5,277,441       1,831,417       9,242,457

Deductions from assets
 attributed to:
   Employee withdrawals ...........        100,981      (1,047,057)     (3,016,524)     (1,883,315)     (3,539,507)
   Fees and expenses ..............                                                         (6,448)
   Loan disbursements .............                        (85,398)       (396,986)       (187,739)       (497,442)
                                      ------------    ------------    ------------    ------------    ------------
Total deductions ..................        100,981      (1,132,455)     (3,413,510)     (2,077,502)     (4,036,949)

Net transfers among funds .........                         54,467        (210,305)        462,260       1,109,698
                                      ------------    ------------    ------------    ------------    ------------
Net increase (decrease) ...........         42,452        (427,505)      1,653,626         216,175       6,315,206
Assets available for
   plan benefits at
   beginning of year ..............         28,113       3,995,566      20,849,822      11,910,441      19,660,099
                                      ------------    ------------    ------------    ------------    ------------
Assets available for
   plan benefits at
   end of year ....................   $     70,565    $  3,568,061    $ 22,503,448    $ 12,126,616    $ 25,975,305
                                      ============    ============    ============    ============    ============

CAPTION>
                                                                  Fund Information
                                        --------------------------------------------------------------------
                                                        Seligman
                                                          Small
                                            Putnam   Capitalization    Pulte      Templeton
                                            Voyager       Value        Stock       Foreign       Participant
                                             Fund         Fund         Fund          Fund            Loans          Total
                                        -------------------------------------------------------------------------------------
Additions to assets attributed to:
   Contributions:
    Employees (Note 1) ..............   $  2,745,025   $  94,443   $   149,128   $    890,081                    $  9,657,285
    Employer ........................        535,069      17,455        48,605        146,314                       1,926,841
                                        ------------   ---------   -----------   ------------    ------------    ------------
                                           3,280,094     111,898       197,733      1,036,395                      11,584,126

Loan repayments and interest income
   on participant loans .............        438,365       4,676        18,549        144,571    $ (1,220,023)        243,675

Investment income:
   Dividends ........................                                    2,644        150,009                       1,275,596
   Interest .........................                                    1,808                                        195,915
   Net realized and unrealized
    appreciation in fair value
    of investments ..................      5,469,900     (67,963)      (84,010)      (405,452)                     12,723,151
                                        ------------   ---------   -----------   ------------    ------------    ------------
                                           5,469,900     (67,963)      (79,558)      (255,443)                     14,194,662
                                        ------------   ---------   -----------   ------------    ------------    ------------
Total additions .....................      9,188,359      48,611       136,724        925,523      (1,220,023)     26,022,463

Deductions from assets attributed to:
   Employee withdrawals .............     (5,480,052)    (10,115)      (17,846)    (1,479,935)     (1,160,871)    (17,534,241)
   Fees and expenses ................                                                                                  (6,448)
   Loan disbursements ...............       (600,063)       (995)      (20,169)      (131,915)      1,920,707
                                        ------------   ---------   -----------   ------------    ------------    ------------
Total deductions ....................     (6,080,115)    (11,110)      (38,015)    (1,611,850)        759,836     (17,540,689)
Net transfers among funds ...........     (1,162,235)    275,598     1,466,612     (1,996,095)
                                        ------------   ---------   -----------   ------------    ------------    ------------
Net increase (decrease) .............      1,946,009     313,099     1,565,321     (2,682,422)       (460,187)      8,481,774
Assets available for plan benefits at
   beginning of year ................     24,529,454                                7,927,642       3,687,455      92,588,592
                                        ------------   ---------   -----------   ------------    ------------    ------------
Assets available for plan benefits at
   end of year ......................   $ 26,475,463   $ 313,099   $ 1,565,321   $  5,245,220    $  3,227,268    $101,070,366
                                        ============   =========   ===========   ============    ============    ============

See accompanying notes.





                            Pulte Home Corporation
                           Investment Savings Plus

         Statements of Changes in Assets Available for Plan Benefits,
                            with Fund Information

                         Year ended December 31, 1997


                                                                  Fund Information
                                        ---------------------------------------------------------------------------------------
                                                        Yield
                                                       Enhanced
                                                      Short-Term      Vanguard    State Street     Vanguard         Vanguard
                                                      Investment     Wellington   Stable Value     Index 500      Institutional
                                             Cash        Fund           Fund          Fund           Fund          Index Fund
                                        ---------------------------------------------------------------------------------------
Additions to assets attributed to:
   Contributions:
     Employees (Note 1)                 $   27,697    $  350,366    $ 2,001,828   $    853,535    $  1,053,684    $  1,349,085
     Employer                                            111,555        474,871        211,354          (2,580)        529,864
                                        ----------    ----------    -----------   ------------    ------------    ------------
                                            27,697       461,921      2,476,699      1,064,889       1,051,104       1,878,949

Loan repayments                            (61,097)       60,795        328,557        163,234         117,800         181,277

Investment income:
   Dividends                                              32,495        723,912                         51,515         230,421
   Interest                                 (1,692)      161,214          1,076         62,073                             916
   Net realized and
     unrealized appreciation in
     fair value of investments                                        3,169,885        745,514         976,569       2,466,498
                                        ----------    ----------    -----------   ------------    ------------    ------------
                                            (1,692)      193,709      3,894,873        807,587       1,028,084       2,697,835
                                        ----------    ----------    -----------   ------------    ------------    ------------
Total additions                            (35,092)      716,425      6,700,129      2,035,710       2,196,988       4,758,061

Deductions from assets attributed to:
   Employee withdrawals                     (7,501)     (550,074)    (1,320,649)    (1,740,250)       (401,776)       (942,911)
   Fees and expenses                                                                    (9,380)
   Loan disbursements                       17,977       (63,776)      (475,013)      (210,176)       (168,830)       (352,462)
                                        ----------    ----------    -----------   ------------    ------------    ------------
Total deductions                            10,476      (613,850)    (1,795,662)    (1,959,806)       (570,606)     (1,295,373)

Net transfers among funds                                526,424       (797,491)      (137,949)    (14,307,813)     16,197,411
                                        ----------    ----------    -----------   ------------    ------------    ------------
Net increase (decrease)                    (24,616)      628,999      4,106,976        (62,045)    (12,681,431)     19,660,099
Assets available for plan benefits at
   beginning of year                        52,729     3,366,567     16,742,846     11,972,486      12,681,431
                                        ----------    ----------    -----------   ------------    ------------    ------------
Assets available for plan benefits at
   end of year                          $   28,113    $3,995,566    $20,849,822   $ 11,910,441    $       --      $ 19,660,099
                                        ==========    ==========    ===========   ============    ============    ============



CAPTION>
                                                                  Fund Information
                                        ------------------------------------------------------------
                                             Putnam     Templeton
                                             Voyager     Foreign       Participant
                                              Fund         Fund            Loans          Total
                                        ------------------------------------------------------------
Additions to assets attributed to:
   Contributions:
     Employees (Note 1)                 $  2,981,750    $  1,170,950                    $  9,788,895
     Employer                                667,817         222,194                       2,215,075
                                        ------------    ------------    ------------    ------------
                                           3,649,567       1,393,144                      12,003,970

Loan repayments                              453,996         157,979    $ (1,402,541)

Investment income:
   Dividends                                                 247,822                       1,286,165
   Interest                                    1,372             596                         225,555
   Net realized and
     unrealized appreciation in
     fair value of investments             4,886,943         840,424                      13,085,833
                                        ------------    ------------    ------------    ------------
                                           4,888,315       1,088,842                      14,597,553
                                        ------------    ------------    ------------    ------------
Total additions                            8,991,878       2,639,965      (1,402,541)     26,601,523

Deductions from assets attributed to:
   Employee withdrawals                   (2,180,781)       (662,536)                     (7,806,478)
   Fees and expenses                                                                          (9,380)
   Loan disbursements                       (607,169)       (218,577)      2,078,026
                                        ------------    ------------    ------------    ------------
Total deductions                          (2,787,950)       (881,113)      2,078,026      (7,815,858)

Net transfers among funds                 (1,529,092)         48,431              79
                                        ------------    ------------    ------------    ------------
Net increase (decrease)                    4,674,836       1,807,283         675,564      18,785,665
Assets available for plan benefits at
   beginning of year                      19,854,618       6,120,359       3,011,891      73,802,927
                                        ------------    ------------    ------------    ------------
Assets available for plan benefits at
   end of year                          $ 24,529,454    $  7,927,642    $  3,687,455    $ 92,588,592
                                        ============    ============    ============    ============


See accompanying notes.





                            Pulte Home Corporation
                           Investment Savings Plus

                        Notes to Financial Statements

                              December 31, 1998


1. Description of Plan

The following brief description of Pulte Home Corporation ("Company") Investment Savings Plus ("Plan") is provided for general information purposes only. Participants should refer to Plan documents for more complete information.

General

The Plan is a defined contribution profit sharing plan established as of April 1, 1984 and includes, as participants, eligible employees of the Company and affiliated subsidiaries which have adopted the Plan. The Plan is administered by an Administrative Committee ("Committee") appointed by the Board of Directors of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Plan assets are held and investment transactions are executed by First Trust National Association, as Trustee. Effective January 1, 1997, the Plan was amended to allow rollovers prior to the eligibility date. Effective May 1, 1998, the Plan added the Pulte stock and the Seligman Small Capitalization Value fund as plan investment options.

Eligibility

All nonunion, full-time salaried and sales employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate on the first day of the month coincident with or next following the completion of six months of employment.

Contributions

Contributions to employees' accounts are effected through voluntary reductions in their compensation. Such reductions are, in turn, paid to the Plan by the Company. At the discretion of their Boards of Directors, the Company and its subsidiaries may make additional contributions to the accounts of Plan participants. Annual contributions for each participant are subject to participation and discrimination standards of Internal Revenue Code Section 401(k)(3).





                            Pulte Home Corporation
                           Investment Savings Plus

                  Notes to Financial Statements (continued)



1. Description of Plan (continued)

For 1998 and 1997, the Company matched an amount on behalf of each participant for whom basic contributions were made, based on the participant's length of service with the Company in accordance with the following schedule:

      A.) Less than one year of service: 100% of the first $300 of participant's contributions.

      B.) 1-2 years of service: 100% of the first $600 of participant's contributions.

      C.) 2-3 years of service: 100% of the first $900 of participant's contributions.

      D.) 3-4 years of service: 100% of the first $1,200 of participant's contributions.

      E.) 4 or more years of service: 100% of the first $1,500 of participant's contributions.

Contributions may be invested in one or more of the investment options provided by the plan. The Plan presently provides eight investment options:
Yield Enhanced Short-Term Investment Fund, Vanguard Wellington Fund, State Street Stable Value Fund, Vanguard Institutional Index Fund, Putnam Voyager Fund, Templeton Foreign Fund, Seligman Small Capitalization Value Fund, and Company Common Stock.

Participants may change their investment directives and contribution amounts on a daily basis via an automated telephone service. Discretionary contributions which are to be allocated to each participants' "Special Contributions Account" are invested solely in the Company's common stock, not available for investment direction.

Allocations

Contributions to the Plan are allocated to participants' individual accounts on the date of receipt by the Trustee.

Discretionary contributions made by the Company and its subsidiaries, if any, are allocated as of the last day of the Plan year among accounts of eligible participants.





                            Pulte Home Corporation
                           Investment Savings Plus

                  Notes to Financial Statements (continued)



1. Description of Plan (continued)

Distribution

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, disability, death or termination of service, as defined in the Plan. Further, the Committee may permit a participant who experiences a qualified financial hardship to receive a distribution of all or a portion of the participant's account balance. Such distributions are generally made in a lump sum.

Vesting

A participant's account balance is fully vested and nonforfeitable.

Termination

Although the Company intends to continue the Plan indefinitely, it has reserved the right to amend or terminate the Plan at any time. If the Plan were to be terminated, the amount in each participant's account would remain fully vested as of the date of termination of the Plan. Plan funds would continue to be invested and would continue to be held in the custody of the Plan's Trustee.

The Plan's Trustee would pay the balance of each participant's Plan account in a lump sum at the earlier of age 59-1/2, disability, death or when employment with the Company is terminated.

Administrative Expenses

Administrative expenses of the Plan are presently paid by the Company.

2. Summary of Significant Accounting Policies

The following are significant accounting policies followed by the Plan:

      Accounting Basis-The accounting records of the Plan are maintained on the accrual basis.





                            Pulte Home Corporation
                           Investment Savings Plus

                  Notes to Financial Statements (continued)




2. Summary of Significant Accounting Policies (continued)

      Investment Valuation-Investments in money market instruments are at cost which approximates fair value. Fully benefit-responsive annuity contracts and guaranteed investment contracts are carried at contract value which approximates fair value. Investments in mutual funds are carried at fair value based on quoted market prices.

      Management Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

      Reclassification-Certain amounts in the 1997 financial statements were reclassified to conform to the current year classification.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 11, 1992 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been restated in its entirety subsequent to the receipt of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

4. State Street Stable Value Fund

The State Street Stable Value Fund includes $3,791,101 and $7,522,676 at December 31, 1998 and 1997, respectively, of investments in insurance company annuity contracts and guaranteed investment contracts. Such contracts have interest rates as of December 31, 1998 and 1997 ranging from 5.62% to 7.99%. Interest rates for the contracts are fixed through maturity. Maturity dates for the contracts are in January 1999 and 2000.






                            Pulte Home Corporation
                           Investment Savings Plus

                  Notes to Financial Statements (continued)



5. Year 2000 Issue (unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by October 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management will not develop a contingency plan, unless information from the ongoing due diligence process on third party vendors indicates system non-compliance by the year 2000.









                Pulte Home Corporation Investment Savings Plus

                           Employee ID #38-1545089
                                  Plan #001

            27(a)--Schedule of Assets Held for Investment Purposes

                              December 31, 1998

                                         Description of Investment Including
   Identity of Issue, Borrower,           Maturity Date, Rate of Interest,                Shares/                     Current
      Lessor or Similar Party             Collateral, Par or Maturity Value                Units         Cost          Value
-------------------------------------------------------------------------------------------------------------------------------
Cash - First Bank National
  Association                         First American Prime Obligation Class C               70,565   $    70,565   $    70,565

State Street Stable Value Fund:

   State Street Global Advisors       Yield Enhanced Short-Term Investment Fund            686,265       686,265       686,265

   State Street Global Advisors       Principal Accumulation Return Fund                 7,472,829     7,472,829     7,472,829

   Allstate Life Insurance Company    Guaranteed  Investment Contract, interest rate
                                          7.99%, matures January 14, 2000                  617,107       617,107       617,107
                                      Group Annuity Contract, interest rate Company
                                          6.33%, matures January 15, 1999

   Continental Assurance Company      Group Annuity Contract, interest rate 5.83%
                                          matures January 15, 2000                       2,038,403     2,038,403     2,038,403

   New York Life Insurance Company    Group Annuity Contract, interest rate 5.62%,
                                          matures January 15, 1999                       1,135,591     1,135,591     1,135,591
                                                                                                     -----------   -----------
Subtotal State Street Stable
  Value Fund                                                                                          11,950,195    11,950,195

State Street Global Advisors          Yield Enhanced Short-Term Investment Fund          3,467,986     3,467,986     3,467,986

The Vanguard Group of Investment
  Companies                           Vanguard Wellington Fund                             752,820    18,511,495    22,095,257

                                      Vanguard Institutional Index Fund                    225,644    19,145,463    25,463,950







                Pulte Home Corporation Investment Savings Plus

                           Employee ID #38-1545089
                                  Plan #001

      27(a)--Schedule of Assets Held for Investment Purposes (continued)

                              December 31, 1998


                                         Description of Investment Including
 Identity of Issue, Borrower,             Maturity Date, Rate of Interest,                Shares/                     Current
    Lessor or Similar Party               Collateral, Par or Maturity Value                Units         Cost          Value
------------------------------------------------------------------------------------------------------------------------------
Putnam Investments                    Putnam Voyager Fund                                1,183,533  $ 18,409,296  $ 25,943,051

Templeton Funds, Inc.                 Templeton Foreign Fund                               607,736     5,887,922     5,098,906

Seligman Value Fund Series, Inc.      Seligman Small Capitalization Value Fund              37,566       314,198       295,644

Pulte Corporation                     Pulte Corporation Common stock                        52,845     1,522,366     1,514,976

Employee Loans Receivable             Individual employee loans with varying
                                        maturity dates and interest rates ranging
                                        from 9.25% to 12.25%                                                         3,227,268
                                                                                                    ------------  ------------
Total Investments                                                                                   $ 79,279,486  $ 99,127,798
                                                                                                    ============  ============

There were no investment assets reportable as acquired and disposed of during the year.






                Pulte Home Corporation Investment Savings Plus

                           Employer ID #38-1545089
                                  Plan #001

                  27(d)--Schedule of Reportable Transactions

                         Year ended December 31, 1998


                                 Description
                                   of Asset                                                              Current
                               Asset (Including                                     Expense               Value of
                              Interest Rate and                                    Incurred     Cost      Asset on        Net
                               Maturity in Case    Purchase   Selling    Lease       With        of     Transaction      Gain
 Identify of Party Involved       of a Loan)         Price     Price     Rental   Transaction   Asset       Date         (Loss)
----------------------------------------------------------------------------------------------------------------------------------
Category iii) A series of
   transactions involving
   securities of the same
   issue which when
   aggregated, involve an
   amount in excess of 5% of
   the current value of plan
   assets.

     First American Prime
        Obligations Fund       Money Market
                                  199 purchases $17,192,172                                   $17,192,172 $17,192,172
                                  183 sales                  $17,094,611                       17,094,611  17,094,611
     State Street
        Yield Enhanced
        Short-Term Fund        Mutual Fund
                                  91 purchases    3,965,382                                     3,965,382   3,965,382
                                  133 sales                    4,433,071                        4,433,071   4,433,071
     Putnam Voyager Fund       Mutual Fund
                                  74 purchases    5,378,163                                     5,378,163   5,378,163
                                  169 sales                    6,998,305                        5,010,837   6,998,305  $1,987,468
     Templeton Foreign Fund    Mutual Fund
                                  60 purchases    1,673,846                                     1,673,846   1,673,846
                                  160 sales                    3,434,274                        3,466,896   3,434,274     (32,622)
     Vanguard Wellington Fund  Mutual Fund
                                  104 purchases   5,980,938                                     5,980,938   5,980,938
                                  138 sales                    4,325,547                        3,275,544   4,325,547   1,050,003
     Vanguard Institutional
        Index Fund             Mutual Fund
                                  119 purchases   6,510,298                                     6,510,298   6,510,298
                                  132 sales                    5,323,611                        4,447,107   5,323,611     876,504

There were no transactions reportable under categories i), ii) or iv).




                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the 401(k) Committee Members who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


June 29, 1999                                  By:  /s/ Michael A. O'Brien
                                                   -----------------------
                                               Michael A. O'Brien
                                               Senior Vice President of
                                               Corporate Development &
                                               Human Resources




                   Index to Exhibits

                                                Page in Sequential Numbering
                                                System in Manually Signed
Exhibit                                         Original on which Exhibits
Number             Description                  May be Found
-------            -----------                  ----------------------------
23                 Consent of
                   Independent
                   Auditors                                  21